UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

EASTSIDE DISTILLING, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

27780 23 02
(CUSIP Number)

Grover T. Wickersham 2821 Third Street Santa Monica, CA 90405
(415) 601-1111
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27780 23 02	SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Grover T. Wickersham ("Mr. Wickersham")

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 381,598(1)(2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 381,598(1)(2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 381,598(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.1% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)

Includes 157,037 shares of Common Stock owned directly by Mr. Wickersham as of July 31, 2019. In addition, Mr. Wickersham serves as the trustee of the Lindsay Anne Wickersham 1999 Irrevocable Trust (the "Irrevocable Trust") and is a co-trustee and a lifetime beneficiary of the Grover T. and Jill Z. Wickersham 2000 Charitable Remainder Trust (the "CRUT"). The Irrevocable Trust owned 45,856 shares of Common Stock, and the CRUT owned 60,370 shares of Common Stock, as of July 31, 2019. Because Mr. Wickersham exercises voting and dispositive power over the securities owned by the Irrevocable Trust and the CRUT, he may be deemed to be the beneficial owner of the securities owned by such entities pursuant to Rule 13d-3(a) promulgated under the Act. He disclaims beneficial ownership of all of the securities owned by the Irrevocable Trust and all of the securities owned by the CRUT, except to the extent of his vested interest in the CRUT.

(2)

The reduction in the number of shares of common stock reported with respect to Sole Voting Power and Sole Dispositive Power from Amendment No. 7 reflects the expiration of common stock purchase warrants that were issued in a private placement in June 2016, which warrants were previously deemed to be shares outstanding pursuant to Rule 13d-3(d)(1)(i).

(3)

Calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Act. Based on 9,194,332 shares of the Issuer's Common Stock outstanding on July 31, 2019, as provided by the Issuer, plus a total of 118,335 shares issuable upon exercise of options that are exercisable within 60 days thereof.

EXPLANATORY NOTE

This Amendment No. 8 to Schedule 13D ("Amendment No. 8") amends and supplements Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on July 14, 2016 (the "Original Schedule 13D"), as amended by Amendment No. 1 to Schedule 13D filed with the Commission on July 18, 2016, Amendment No. 2 to Schedule 13D filed with the Commission on July 27, 2016 ("Amendment No. 2"), Amendment No. 3 to Schedule 13D filed with the Commission on February 14, 2017, Amendment No. 4 to Schedule 13D filed with the Commission on August 18, 2017, Amendment No. 5 to Schedule 13D filed on April 6, 2018 ("Amendment No. 5"), Amendment No. 6 to Schedule 13D filed on August 15, 2018 and Amendment No. 7 to Schedule 13D filed on June 28 2019 with respect to the Common Stock of Eastside Distilling, Inc., a Nevada corporation (the "Issuer").

The Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and this Amendment No. 8 are collectively referred to as the "Schedule 13D." This Amendment No. 8 amends Items 3, 5 and 6. Except as set forth herein, all other information in the Schedule 13D, as previously amended, remains unchanged.

Item 3.      Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

The warrant shares previously included on Schedule 13D as part of the total number of shares collectively beneficially owned by Mr. Wickersham directly and pursuant to Rule 13d-3(a) expired after the Issuer extended the expiration dates thereof to July 31, 2019. The warrants were not exercised by Mr. Wickersham, the Irrevocable Trust or the CRUT prior to such expiration. The expired warrants included an aggregate of 90,510 three-year common stock purchase warrants, exercisable at $6.00 per share, which were issued as a component of units of common stock and warrants sold in a private placement in June 2016.

Item 5.      Interest in Securities of the Issuer

Item 5(a) is hereby amended to add the following:

The warrants expired on July 31, 2019 and were not exercised by Mr. Wickersham, the Irrevocable Trust or the CRUT prior to such expiration. As a result, as of July 31, 2019 Mr. Wickersham was the beneficial owner of 381,598 shares of common stock of the Issuer, including 157,037 shares of common stock owned directly by Mr. Wickersham, 45,856 shares of common stock owned by the Irrevocable Trust and 60,370 shares of common stock owned by the CRUT, plus 118,335 shares issuable upon exercise of options that are exercisable within 60 days of July 31, 2019. The total number of shares beneficially owned by Mr. Wickersham represents approximately 4.1% of the outstanding common stock of the Issuer, calculated in accordance with Rule 13d-3(d)(1)(i).

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The warrants expired on July 31, 2019, following an extension of the original expiration dates, which originally were various dates three years from the several dates of issuance of the warrants in June 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

/s/ Grover T. Wickersham
Grover T. Wickersham